Mail Stop 3561

March 4, 2008

<u>Via Fax & U.S. Mail</u>

Suku V. Radia
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA

> **Re:** **Meredith Corporation**
> **Form 10-K for the fiscal year ended June 30, 2007**
> **Filed August 27, 2007**
> **File No. 001-05128**

Dear Mr. Radia:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief